May 15, 2008

VIA EDGAR Securities and Exchange Commission 450 Fifth Street, NW Washington, DC 20549

Re:	MTM Technologies, Inc. Amendment No.1 to Preliminary Information Statement on Form 14C

Dear Sirs and Madams:

On behalf of our client, MTM Technologies, Inc. (the “Company”), we are transmitting herewith Amendment No. 1 to the information statement on Form 14C (the “Amendment No. 1”).

The Company’s response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the letter of David L. Orlic, Special Counsel, dated May 13, 2008 (the “Comment Letter”) (numbered in accordance with the numbering sequence contain in the Comment Letter) is as follows:

General

Comment 1:
Some of the proposals discussed in your filing appear to fall within Items 11 and 12 of Schedule 14A (which are applicable to Schedule 14C by operation of Item 1 of Schedule 14C).  In particular, we refer to the proposals to increase the authorized number of shares of Series A-4 Preferred Stock, to modify the terms of your outstanding Series A-6, Series A-7 and Series A-8 Preferred Stock, and to issue dividend in shares of your Series A Preferred Stock.  Please advise us why you have not incorporated historical financial statements pursuant to Item 13 of Schedule 14A, or provided pro forma financial information reflecting the effect of these transactions

RESPONSE: MTM has not incorporated historical financial statements pursuant to Item 13 of Schedule 14A, or provided pro forma financial information based on Instruction 1 to Item 13 which provides, in part, that notwithstanding the provisions of Item 13, any or all of the information required by paragraph (a) of Item 13, not material for the exercise of prudent judgment in regards to the matter to be acted upon may be omitted, specifically:

(i) With respect to the issuance of 150,000 additional Series A-4 Preferred Stock, MTM maintains that such amount is not a material amount of senior securities and therefore financial statements are not material for the exercise of prudent judgment in regards to the matter to be acted upon.  There is currently 28,711,272 shares of Series A Preferred Stock outstanding. 150,000 additional Series A-4 Preferred Stock represents 0.52% of the issued and outstanding shares of the Series A Preferred Stock.

(ii) With respect to the Series A-6, Series A-7 and Series A-8 Preferred Stock, mentioned in your comment, no modification is being made to the terms of such Series of Preferred Stock. The anti-dilution that occurred was pursuant to the existing terms of MTM’s Restated Certificate of Incorporation.  Shareholder approval is required due to Nasdaq Market Rules, not for any amendments to the terms of the Series A Preferred Stock.

VIA EDGAR
May 15, 2008

(iii) With respect to the modification to the Preferred Stock to allow for the issuance of dividends in shares of MTM’s Series A Preferred Stock in lieu of cash dividends, MTM maintains that such amount is not a material amount of senior securities and therefore financial statements are not material for the exercise of prudent judgment in regards to the matter to be acted upon. Furthermore, the additional Series A Preferred Stock that may be issued as dividends, will be issued to current shareholders of the Company who currently own over 70% of the voting securities of MTM.  The maximum amount of Series A Preferred Stock that can be issued as November 2008 dividends is 921,033 shares of Series A Preferred Stock. There is currently 28,711,272 shares of Series A Preferred Stock outstanding. 921,033 shares of Series A Preferred Stock represents 3.2% of the issued and outstanding Series A Preferred Stock.

Approval of the Fourth Restated Certificate to Effect a Reverse Stock Split of Our Common Stock at a Reverse Stock Split Ratio of 1-for-15.

Comment 2:
Please disclose, in tabular format, the number of shares of the company’s common stock currently authorized, currently issued and outstanding, and currently authorized but unissued, and the number of shares in those same categories after completion of the reverse stock split.

RESPONSE:  The Information Statement has been revised to reflect this Comment. Please see Page 7 of Amendment No. 1.

Comment 3:
Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings.  If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions.  If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

RESPONSE:  MTM currently does not have any plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock. The Information Statement has been revised to reflect this Comment. Please see Page 8 of Amendment No. 1.

VIA EDGAR
May 15, 2008

Comment 4:
Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the effective increase in your authorized shares.  Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material take-over consequences.  Inform holders that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent stockholders, which would provide an above-market premium.

RESPONSE:  The Information Statement has been revised to reflect this Comment. Please see Page 9 of Amendment No. 1.

Comment 5:
Please tell us what consideration you gave to the application of Rule 13e-3 under the Exchange Act and address whether the reverse stock split has a “reasonable likelihood or a purpose of producing” the effect described in Rule 13e-3(a)(3)(ii)(B).

RESPONSE:  MTM determined that Rule 13e-3 was not applicable to it on the basis that the effects of the reverse stock split would not cause MTM’s Common Stock to be held of record by less than 300 persons.  Currently, MTM’s Common Stock is held by less than 300 persons, the reverse stock split will not have caused this outcome.  With respect to whether the reverse stock split has a “reasonable likelihood or a purpose of producing” the effect described in Rule 13e-3(a)(3)(ii)(B), MTM has determined that the reverse stock split will not cause its Common Stock to be in violation of any of the Nasdaq continued listing requirements, and as such will not cause its Common Stock to be delisted.  Specifically, MTM has determined that after the Reverse Split is effective, MTM will be in compliance with Nasdaq Capital Market Standard 1 continued listing requirement as explained below.

The following are Nasdaq Capital Market Standard 1 continued listing requirement and a brief explanation as to how MTM will continue to meet such standards:

(i)           Stockholders Equity of at least $2,500,000.  The reverse stock split will not have an effect on this requirement.

(ii)           At least 500,000 “publicly held shares”. As of May 14, 2008, MTM had approximately 9,246,091 “publicly held shares” of Common Stock. Therefore, upon consummation of the reverse stock split, MTM will have approximately 616,406 “publicly held shares”.

(iii)           Market Value of Publicly Held Shares of at least $1,000,000. Applying (i) MTM’s calculation of 9,246,091 “publicly held shares” as of May 14, 2008, and (ii) the bid price of the Common Stock as of May 14, 2008 (which was  $0.31), MTM’s “publicly held shares” have a current market value of approximately $2,866,288.  Market value, while subject to fluctuations based on market conditions, will not be effected as a direct result of the consummation of the reverse stock split.

VIA EDGAR
May 15, 2008

(iv)           Minimum Bid Price of $1. MTM’s primary reason for effecting the reverse stock split is to raise its bid price so as to maintain its Nasdaq Listing. The reverse stock split is expected to raise MTM’s bid price above $1.

(v)           At least 300 Round Lot Shareholders. As of May 14, 2008 MTM had more than 400 shareholders who own 2,000 or more shares of Common Stock.  Therefore, upon consummation of the reverse stock split, each such holder would continue to own 133 or more shares of Common Stock [i.e., 2,000 multiplied by 1/15th].

(vi)           At least 2 Market Makers. The reverse stock split will not have an effect on this requirement.

(vii)           Corporate Governance. The reverse stock split will not have an effect on this requirement.

Approval of the Conversion of the Series A-6 Preferred Stock, the Series A-7 Preferred Stock and the Series A-8 Preferred Stock into Common Stock as at Conversion Price Lower than the Fair Market Value of such Securities on the Date of Issuance.

Comment 6:
Please expand your disclosure to discuss the adjustments that you have made to the conversion price of your Series A Preferred Stock.  Please disclose whether you are in arrears in dividend payments in respect to your Series A Preferred Stock.  See Items 12(c) and (d) of Schedule 14A.

RESPONSE:  The Information Statement has been revised to reflect this Comment. Please see Page 13 of Amendment No. 1 disclosing that MTM is not in arrears in any dividend payments in respect of its Series A Preferred Stock, and please see Pages 22 and 23 of Amendment No.1 for the expanded disclosure on the adjustments made to the conversion price of the Series A Preferred Stock.

Kindly direct any comments you may have regarding the Registration Statement to the undersigned (direct dial: (212) 603-2361; fax: (212) 829-2078).

Thank you for your attention to this matter.

Kind Regards,

/s/ Tammy Fudem

Tammy Fudem

cc:	Stephen Hicks
Ann Gill

MTM Technologies, Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MTM TECHNOLOGIES, INC.
By:	/s/ J.W. Braukman III
Name: J.W. Braukman III Title: Senior Vice President and Chief Financial Officer